05052322

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. ___)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Sumisho Auto Lease Kabushiki Kaisha
(Names of Subject Companies)

Sumisho Auto Leasing Corporation
(Translation of Subject Company's Names into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Sumitomo Corporation
(Names of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Mr. Kei Inagaki, General Manager, Automotive Planning Dept.
Sumitomo Corporation
8-11 Harumi 1-chome
Chuo-ku
Tokyo 104-8610
Japan
(81-3) 5166-5000
(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

with a copy to:

Izumi Akai
Sullivan & Cromwell LLP
Otemachi First Square
5-1, Otemachi 1-chome
Chiyoda-ku
Tokyo 100-0004
(81-3) 3213-6140

N/A
(Date Tender Offer/Rights Offering Commenced)

TOKYO:29649.2

EXHIBIT INDEX ON PAGE 2

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. ***Home Jurisdiction Documents***

(a) The following document is attached as exhibit to this Form:

Exhibit number	Description
1	English translation of the Notice dated April 28, 2005 Concerning Execution of Share Exchange (*kabushiki kokan*) Agreement

PAGE 4

(b) Not applicable.

Item 2. ***Informational Legends***

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included in the English translation of the Notice Concerning Execution of Share Exchange (*kabushiki kokan*) Agreement.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Sumitomo Corporation is filing with the Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sumitomo Corporation

By /s/

Name: Shuji Hirose
Title: Representative Director
and Executive Vice President

Date: April 28, 2005

TOKYO:29649.2

(English Translation)

April 28, 2005

To whom it may concern:

Sumitomo Corporation
Motoyuki Oka
President and CEO
(Code No.: 8053, First Section, Tokyo Stock Exchange)
Contact: Mitsuru Iba
General Manager, Corporate Communications Department
(Tel. No.: 81-3-5166-3089)

Sumisho Auto Leasing Corporation
Hironori Kato
President
(Code No.: 4703, First Section, Tokyo Stock Exchange)
Contact: Fumiaki Iwase
Senior Managing Director
(Tel. No.: 81-3-5358-6311)

Notice Concerning Execution of Share Exchange (*kabushiki kokan*) Agreement

Please be advised that (a) Sumitomo Corporation ("Sumitomo Corporation") and Sumisho Auto Leasing Corporation ("Sumisho Auto Leasing"), at a meeting of our respective Board of Directors held on April 28, 2005, resolved to implement a share exchange (*kabushiki kokan*) (the "Share Exchange") pursuant to which Sumitomo Corporation will become the 100% parent company of Sumisho Auto Leasing and Sumisho Auto Leasing will become a wholly-owned subsidiary of Sumitomo Corporation, and (b) the companies have entered into a Share Exchange Agreement.

1. Purpose of Share Exchange

Together with Sumisho Auto Leasing, Sumitomo Corporation has been examining every possible means to expand the operation of Sumisho Auto Leasing, a consolidated subsidiary of Sumitomo Corporation and a core operation within Sumitomo Corporation's Automotive Division.

NOTICE FOR SHAREHOLDERS RESIDENT IN THE U.S.

The exchange offer or business combination referred to in this document involves securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. The financial information included in this document has been prepared in accordance with Japanese accounting standards that may not be comparable to the financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer of the securities is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

By various strategic initiatives, such as the acquisition of the auto leasing business of Apolloservice Co., Ltd. in April 2000, the acquisition of Kawasho Lavie Corporation in February 2003 (which was subsequently merged into Sumisho Auto Leasing in April 2004), the acquisition of Kubota Lease Corporation in April 2003 and a capital investment into Mazda Car Rental Corporation in January 2005, Sumisho Auto Leasing has steadily expanded the scale of its operation.

The auto leasing market in Japan has entered a stage of maturity, and the trend towards a market heavily dominated by a handful of top companies pursuing profits through the economies of scale is expected to become more and more pronounced from now. Sumitomo Corporation and Sumisho Auto Leasing believe that, in such a market environment, it will become increasingly important hereafter to improve customer satisfaction by providing more sophisticated and differentiated service as well as by achievement of cost reductions through management and operational efficiency improvements, while at the same time, pursuing the expansion of one's scale of business through the mergers and acquisitions.

Accordingly, Sumitomo Corporation and Sumisho Auto Leasing have concluded that it is necessary and most appropriate to implement the Share Exchange, pursuant to which they will demonstrate their combined integrated corporate strengths and mobility as members of the Sumitomo Corporation Group.

2. Terms and conditions, etc. of Share Exchange

(1) Timetable of Share Exchange

April 28, 2005	Board of Directors' approval of Share Exchange Agreement
	Execution of Share Exchange Agreement
June 24, 2005 (scheduled)	General meeting of shareholders to approve Share Exchange Agreement (Sumisho Auto Leasing only)
July 27, 2005 (scheduled)	Sumisho Auto Leasing's shares to be delisted
August 2, 2005 (scheduled)	Date of Share Exchange

Sumitomo Corporation will implement the Share Exchange, without holding a general meeting of shareholders to approve the Share Exchange (as permitted pursuant to Article 358 of the Commercial Code of Japan providing for a simplified share exchange (*kan-i kabushiki kokan*)).

(2) Share exchange ratio and basis for calculation

	Sumitomo Corporation (Future 100% parent company)	Sumisho Auto Leasing (Future wholly-owned subsidiary)
Share Exchange Ratio	1	5.03

(Notes)

1. Allotment ratio

For each Sumisho Auto Leasing share, 5.03 Sumitomo Corporation shares will be allotted and issued. However, no allotment will be made for the 10,271,000 Sumisho Auto Leasing shares held by Sumitomo Corporation.

2. Basis for calculation of share exchange ratio

For purposes of calculating the aforementioned ratio, Sumitomo Corporation appointed Nomura Securities Co., Ltd. and Sumisho Auto Leasing appointed Daiwa Securities SMBC Co., Ltd. to act as third party institutions to each calculate their respective proposed share exchange ratio proposed by Sumitomo Corporation and Sumisho Auto Leasing, respectively. The aforesaid share exchange ratio was agreed to by Sumitomo Corporation and Sumisho Auto Leasing as a result of consultation between them based on the results of such calculations.

3. Third party institution's calculation results, calculation methods, and calculation basis

Nomura Securities Co., Ltd. calculated the share exchange ratio for the Share Exchange by taking into account, on a comprehensive basis, the results of (i) (x) a valuation of Sumitomo Corporation using the average market price method (*shijo kabuka heikin hou*), and (y) a valuation of Sumisho Auto Leasing using the average market price method and the adjusted dividend discount model (*shusei haitou waribiki hou*), and (ii) consideration of premiums in comparable transactions. Daiwa Securities SMBC Co., Ltd. calculated the share exchange ratio by taking into account, on a comprehensive basis, the results of an analysis of the company values of Sumitomo Corporation and Sumisho Auto Leasing through combined use of each of the following valuation methods: (a) a valuation of Sumitomo Corporation using the average market price method, and (b) a valuation of Sumisho Auto Leasing using the average market price method and the discounted cash flow method, together with as a reference value the comparable companies comparison method and the current net assets evaluation method.

4. Number of new shares to be issued by Sumitomo Corporation for Share Exchange

Common stock: 45,994,320 shares.

5. Base date for calculation of dividends for new shares

Dividends on the new shares to be issued by Sumitomo Corporation at the time of the Share Exchange will be calculated using April 1, 2005 as the calculation base date.

(3) Cash to be paid in connection with Share Exchange

No cash will be paid in connection with the Share Exchange.

3. Outline of Parties to Share Exchange (as of March 31, 2005)

(1)	Name	Sumitomo Corporation (Future 100% parent company)	Sumisho Auto Leasing (Future wholly-owned subsidiary)
(2)	Description of Business	Integrated trading company	Leasing and sales of automobiles
(3)	Date of Incorporation	December 24, 1919	February 21, 1981
(4)	Address of Head Office	8-11, Harumi 1-chome, Chuo-ku, Tokyo	20-2, Nishishinjuku 3-chome, Shinjuku-ku, Tokyo
(5)	Representative	Motoyuki Oka, President and CEO	Hironori Kato, President
(6)	Paid-in Capital	219,278 million yen	2,750 million yen
(7)	Number of Issued Shares	1,204,608,547 shares	19,415,000 shares
(8)	Shareholders' Equity	713,338 million yen	29,634 million yen
(9)	Total Assets	3,430,414 million yen	150,112 million yen
(10)	Fiscal Year End	March 31	March 31
(11)	Number of Employees	4,643	505
(12)	Main Customers	A multitude	Asahi Breweries Group Kao Group Mediceo Group
(13)	Majority Shareholders and Percentage of Shareholdings	1. The Master Trust Bank of Japan, Ltd. (Trust account) 7.69%	1. Sumitomo Corporation 52.90%
		2. Japan Trustee Service Bank, Ltd. (Trust account) 7.05%	2. Sumisho Lease Co., Ltd. 15.08%
		3. Mitsui Sumitomo Insurance Co., Ltd. 2.76%	3. Japan Trustee Services Bank, Ltd. (Trust account) 6.00%
		4. Sumitomo Life Insurance Company 2.56%	4. The Master Trust Bank of Japan, Ltd. (Trust account) 3.97%
		5. The Dai-ichi Mutual Life Insurance Company 1.48%	5. 000689 State Street Trust and Banking Company, Ltd. 2.13%
(14)	Main Bank	Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi, Ltd. The Sumitomo Trust & Banking Co., Ltd. Mizuho Corporate Bank, Ltd. UFJ Bank Limited The Norinchukin Bank	The Sumitomo Trust & Banking Co., Ltd. The Bank of Tokyo-Mitsubishi, Ltd. Sumitomo Mitsui Banking Corporation The Norinchukin Bank Shinkin Central Bank

(15) Relationship between Parties	Capital Relationship	Sumitomo Corporation is the parent company of Sumisho Auto Leasing.
	Personnel Relationship	1 Sumisho Auto Leasing director and 2 Sumisho Auto Leasing statutory auditors have been dispatched from Sumitomo Corporation.
	Transactional Relationship	Sumitomo Corporation is a sales customer of Sumisho Auto Leasing.

(16) Business results for 3 most recent fiscal years

	Sumitomo Corporation (Future 100% parent company)			Sumisho Auto Leasing (Future wholly-owned subsidiary)		
Fiscal Year	Fiscal Year Ending 3/31/2003	Fiscal Year Ending 3/31/2004	Fiscal Year Ending 3/31/2005	Fiscal Year Ending 3/31/2003	Fiscal Year Ending 3/31/2004	Fiscal Year Ending 3/31/2005
Sales (million yen)	6,686,622	6,266,349	6,543,813	81,339	85,804	91,643
Operating Profits (million yen)	12,788	7,457	19,802	6,053	7,781	9,139
Ordinary Income (million yen)	27,425	27,408	38,162	6,368	7,858	9,141
Net Profit for Fiscal Year (million yen)	△32,084	20,927	15,121	3,534	4,416	5,403
Net Profit per Share (yen)	△30.15	19.43	12.65	180.94	226.73	276.44
Annual Dividend per Share (yen)	8.00	8.00	11.00	22.00	24.00	26.00
Shareholders' Equity per Share (yen)	460.90	542.88	592.28	1,065.89	1,273.99	1,524.51

(Note) The figures shown above are based on the unconsolidated financial statements of Sumitomo Corporation and Sumisho Auto Leasing.

4. Situation following Share Exchange

(1) Name, description of business, head office address and representative:

There will be no change in the name, business, head office address and/or representative of either Sumitomo Corporation or Sumisho Auto Leasing as a result of the Share Exchange.

(2) Paid-in capital:

There will be no increase in Sumitomo Corporation's paid-in capital as a result of the Share Exchange.

The entire amount corresponding to the amount of net assets received as a result of the Share Exchange will be appropriated to capital reserve.

(3) Impact on Business Results:

The effect of the implementation of the Share Exchange to Sumitomo Corporation's consolidated results will be insignificant since Sumisho Auto Leasing was Sumitomo Corporation's consolidated subsidiary even before the Share Exchange.

The effect of the implementation of the Share Exchange is already reflected in the consolidated earnings target for the year ending March 31, 2006, which is set forth in the "Consolidated annual results FY2004 (Year ended March 31, 2005)" released by Sumitomo Corporation today.
Further, the effect of the implementation of the Share Exchange to Sumisho Auto Leasing's results will not be significant.

End of document